Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Amex – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. – 10 - 2009

APRIL 8, 2009
FOR IMMEDIATE RELEASE

AURIZON MINES LTD. ANNOUNCES BOUGHT DEAL FINANCING

Aurizon Mines Ltd. (TSX: ARZ; NYSE Amex: AZK) (the “Company”) has announced today that it has entered into an agreement with a syndicate of underwriters (the “Underwriters”), under which the Underwriters have agreed to purchase, on a bought deal basis by way of a short form prospectus, 9,708,800 Common Shares (the “Common Shares”) at a price of $5.15 per Common Share (the “Issue Price”) for gross proceeds of $50,000,320.  The Company has granted the Underwriters an option, for a period of 30 days following the closing of the offering, to purchase up to an additional 15% of the Offering at the Issue Price to cover over-allotments, if any.  The net proceeds of the offering will be used for working capital, potential acquisitions and general corporate purposes.  The offering is expected to close on or about April 29, 2009 and is subject to the Company receiving all necessary regulatory approvals.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

AURIZON MINES LTD.
David P. Hall, President and C.E.O.	Ian S. Walton, Executive Vice President & C.F.O.
Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932
Web Site: www.aurizon.com; Email: info@aurizon.com or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Henry Perron: hperron@renmarkfinancial.com

Media - Vanessa Napoli: vnapoli@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

FORWARD-LOOKING STATEMENTS

This News Release contains "forward-looking information" within the meaning of securities legislation, in particular that the offering will be successfully completed on the terms and within the time frame disclosed, the expected use of proceeds and the ability to obtain regulatory approval.    Forward-looking statements express, as at the date of this News Release, the Company's estimates, expectations, or beliefs as to future events and, except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, certain approvals, regulatory proceedings, material adverse changes in global economic and market conditions.

Endnotes

Suite 3120 - 666 Burrard Street,
Vancouver, British Columbia
Canada  V6C 2X8
Tel:  (604) 687-6600
Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932
Email:  info@aurizon.com
Web Site:  www.aurizon.com